

June 14, 2022

Mark Worden
President, Chief Executive Officer and Director
Shoe Carnival, Inc.
7500 East Columbia Street
Evansville, IN 47715

Re: Shoe Carnival Inc.
Form 10-K for the Fiscal Year Ended January 29, 2022
Filed March 25, 2022
File No. 000-21360

Dear Mr. Worden:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Fiscal 2021 Compared to Fiscal 2020, page 31

1. Where you attribute material fluctuations in your results of operations to multiple factors, please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. In this regard, you attribute the increase in net sales to an increase in units sold and an increase in the average transaction price. Refer to Item 303(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services